Kingswood Capital Markets

17 Battery Place, Suite 625

New York, New York 10004

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Gessert, Esq.

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1
Filed March 11, 2021, as amended
File No. 333-254183

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., in its capacity as representative of the underwriters, hereby joins IMAC Holdings, Inc. (the “Company”) in requesting that the effective date of the Registration Statement on Form S-1, File No. 333-254183, be accelerated so that the same will become effective at 4:30 P.M., Eastern Time, on March 22, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 500 copies of the Company’s Preliminary Prospectus, dated March 17, 2021, has been distributed to prospective underwriters and dealers, institutional investors, retail investors, and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Respectfully,

KINGSWOOD CAPITAL MARKETS,
division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal